FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
June 23, 2023
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jordan Nimitz; Abby Adams

Re:	3M Health Care Co
Draft Registration Statement on Form 10
Submitted May 15, 2023
CIK 0001964738
Dear Ms. Nimitz and Ms. Adams:
On behalf of our client, 3M Health Care Company (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 5, 2023 regarding Amendment No. 1 to the Company’s draft registration statement on Form 10 (as amended by Amendment No. 1, the “Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on May 15, 2023.
In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via the EDGAR system today. All references to page numbers in the responses below are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 2. Terms not otherwise defined in this letter have the meanings given to them in Amendment No. 2.
For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses.
Exhibit 99.1 Information Statement
Information Statement Summary, page 11
1.We note your revisions in response to our prior comment 2, and we reissue the comment to the extent you have not revised the summary to provide a prominent discussion of the potential challenges SpinCo will face as a standalone company, including the significant indebtedness, to balance the statements of leadership and strengths you have described at length.

U.S. Securities and Exchange Commission
June 23, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
Response: In response to the Staff’s comment, the Company has revised the information statement summary section, and in particular the disclosure on pages 15-17 and 24-27.
Investment Highlights, page 15
2.We reissue comment 5 in part. Please revise to provide additional information regarding the FDA NDA and OTC process, which you mention but do not explain, as well as FDA postmarket surveillance, and any regulation of your manufacturing facilities, such as FDA CGMP requirements, or tell us why you believe this disclosure is not required.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 127.
The Separation and Distribution
Conditions to the Distribution, page 71
3.We note the revised disclosure on page 71 in response to comment 8, that "[w]ere ParentCo to waive the condition with respect to receipt of either or both an IRS Ruling and/or a Tax Opinion, depending on the circumstances, there could be less comfort that the intended tax treatment would be respected by the IRS and such waiver could be material to ParentCo shareholders" (emphasis added). Please provide the analysis on which you determined that the waiver of one or both of these requirements may not be material to security holders, or revise to clarify the waiver will be deemed material and disclose what form of notice you will provide to security holders.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73-74.
Intellectual Property, page 116
4.We reissue comment 10. Please revise to break down the disclosure along product lines, with each addressing jurisdiction, expiration dates, form of patent, and whether the patents are licensed from others.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 120-122.
Results of Operations, page 128
5.Item 303(b) of Regulation S-K states that you should describe in quantitative terms as well the reasons for material changes from period-to-period in one or more line items, including where material changes within a line item offset one another. To the extent that you have material offsetting factors impacting a line item, please separately quantify the impact of each factor. For example, we note in your discussion of Oral Care Solutions sales, there was a net decrease in organic sales of only (0.01)% which was attributable to multiple offsetting factors including a decrease of 2.4% due to the exit of Health Care operations in Russia, a decrease due

U.S. Securities and Exchange Commission
June 23, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
to COVID related shutdowns within China, a decrease due to dental provider staffing challenges and distributor inventory rebalancing, as well as increases due to strong pricing and growth within new product introductions. We also remind you that Item 303(b)(2) of Regulation S-K indicates that you should describe the extent to which changes in prices, volume, or to the introduction of new products or services contributed to fluctuations in sales.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 136-139.
Note 14 – Segment and Geographical Information, page F-32
6.We note your response to comment 25. It is not clear based on your response what consideration you gave to ASC 280-10-50-40 and the different product types discussed beginning on page 94 in determining your disclosures were appropriate. Please help us further understand how these product types are similar and your basis for not providing additional product and service information under ASC 280.
Response: In response to the Staff’s comment, the Company respectfully advises that it has considered the guidance in ASC 280-10-50-40 for information about products and services.
When considering the disclosure requirements with respect to products, the Company considered that it is organized into four business segments (Medical Solutions, Oral Care Solutions, Health Information Systems and Separation and Purification Sciences) and each segment contains products that the Company considers to be similar in nature and similar with respect to primary customer base and regulatory environment for operations related to those products. The Company also believes that the products within each segment are economically similar and are affected similarly by external economic factors. As an example, within the Health Information Systems segment, which includes substantially all of the Company’s software revenue, the primary customers for its products are hospitals and healthcare IT organizations and the regulations for its products are established by the American Medical Association and the Centers for Medicare and Medicaid Services. As another example, the Medical Solutions segment sells medical supplies and the primary customers for its products are hospitals and other health care providers and the regulatory oversight for its products is provided by the FDA and other comparable global health authorities.
Beginning on page 97, the Company provided disclosure regarding examples of products to help readers understand the types of products within its business segments. These references were not intended to distinguish products that would require disclosure in accordance with ASC 280-10-50-40.
* * * * *

U.S. Securities and Exchange Commission
June 23, 2023

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
If you have any questions concerning Amendment No. 2 or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Jeffrey Lavers, 3M Company
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz